Pacific Heights Asset Management, LLC
Transamerica Center
600 Montgomery Street, Suite 4100
San Francisco, California 94111

Telephone (415) 398-8000
Telecopier (415) 398-8091

January 21, 2016

The Board of Directors
Permanent Portfolio Family of Funds, Inc.
600 Montgomery Street, Suite 4100
San Francisco, California 94111

Re:        Advisory Fee Waiver and Expense Assumption Agreement

Dear Directors,

Reference is made to the Investment Advisory Contract, dated January 21, 2016 (“Contract”), by and between Pacific Heights Asset Management, LLC (“Investment Adviser”) and Permanent Portfolio Family of Funds, Inc. (“Fund”), on behalf of each portfolio of the Fund referenced in Appendix A attached hereto, as such Appendix may be amended from time to time (each a “Portfolio”).

The Investment Adviser hereby agrees, for as long as this letter agreement is in effect, to waive its Advisory Fee (as defined in the Contract), as follows:

Permanent Portfolio. The Investment Adviser shall waive the Advisory Fee it charges to Permanent Portfolio, so that the Advisory Fee paid by Permanent Portfolio does not exceed an annual rate of: 0.6875% of the Portfolio’s average daily net assets in excess of $6 billion up to $8 billion; 0.6600% of the Portfolio’s average daily net assets in excess of $8 billion up to $10 billion; 0.6400% of the Portfolio’s average daily net assets in excess of $10 billion up to $15 billion; 0.6200% ofthe Portfolio’s average daily net assets in excess of$15 billion up to $25 billion; and 0.6000% of the Portfolio’s average daily net assets in excess of $25 billion.

Short-Term Treasury Portfolio. The Investment Adviser shall waive the Advisory Fee it charges to Short-Term Treasury Portfolio, so that the Advisory Fee paid by Short-Term Treasury Portfolio does not exceed an annual rate of 0.6875% of the Portfolio’s average daily net assets.

Versatile Bond Portfolio. The Investment Adviser shall waive the Advisory Fee it charges to Versatile Bond Portfolio, so that the Advisory Fee paid by Versatile Bond Portfolio does not exceed an annual rate of 0.8125% of the Portfolio’s average daily net assets.

The Board of Directors
January 21, 2016

Neither the Fund nor any Portfolio will be required to reimburse the Investment Adviser for amounts waived or paid by the Investment Adviser pursuant to this letter agreement.

This letter agreement shall be in effect for each Portfolio from the date first written above until June 1, 2016 for the Permanent Portfolio, and until June 1, 2017 for the Short-Term Treasury Portfolio and the Versatile Bond Portfolio. This letter agreement may be terminated or amended only in writing and only with the approval of the Fund’s Board of Directors.

This letter agreement is made and is to be performed in the State of Delaware, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this letter agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware other than the conflict of laws provision thereof.

If you are in agreement with the foregoing, please sign the form of acceptance and return the same to us.

Very truly yours,

PACIFIC HEIGHTS ASSET MANAGEMENT, LLC

By:	/s/ Michael J. Cuggino
Michael J. Cuggino
Manager

Accepted and Agreed:

PERMANENT PORTFOLIO FAMILY OF FUNDS, INC.,
on behalf of each Portfolio identified herein

By:	/s/ David P. Bergland
David P. Bergland
Lead Independent Director

Appendix A

Permanent Portfolio
Short-Term Treasury Portfolio
Versatile Bond Portfolio
Aggressive Growth Portfolio

Dated: January 21, 2016